July 19, 2016

Anita A. Long, Assistant Director
Office Manufacturing Construction
Securities and Exchange
Washington, D.C.

Re:	Bare Metal Standard, Inc.
Amended Registration Statement on Form S-1
Filed June 01, 2016
File No. 333-210321

In respond to your letter dated June 13, 2016

General

1.
We note your response to comment one of our letter dated April 18, 2016. You appear to be offering to investors a unit that is comprised of the following:  one share of common and one warrant, which is exercisable into one share of common stock.  Please note that it is this unit that we expect to be priced, presumably at $.50 per unit, for the duration of the offering, not at a market price even if quoted on the OTCBB or other market.  Additionally, this registration statement should reflect the registration of the following securities: the unit, the common stock portion of the unit, the warrant portion of the unit, and the common stock underlying the warrant. Accordingly, the registration statement fee table should separately list each of these securities [unit, warrant, and common stock], the registration statement should provide a description of the unit, warrant, and common stock, and the legal opinion should opine upon each of the unit, warrant, and common stock. You should file as exhibits any document describing the rights of each security being offered. Please revise all applicable sections of the registration statement, legal opinion, and, as necessary, the exhibits.

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Units, each consisting of one share of common stock and one warrant (3)	$3,000,000	$302.10
Shares of common stock included as part of the Units (3)	—	(4)
Warrants included as part of the Units (3)	—	(4)
Shares of common stock underlying the Warrants included in the Units (3)	$12,000,000	$1,208.40
Total	$15,000,000	$1,510.50

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Offered pursuant to the Registrant’s initial public offering.
(4)	No fee pursuant to Rule 457(g).

2.	We note your response to comment two of our letter dated April 18, 2016. Please revise your disclosure on the cover page to indicate that you are a shell company.

Regarding this question we ask for guidance from the Agency. We are aware of this shell box with 10K’s and 10Q’s but not on the cover page of the S1. We have mentioned throughout the document we are a shell company. We appreciate assistance in this matter.

3.
We note your response to comment three of our letter dated April 18, 2016 stating that you are not a blank check company. However, we continue to believe that the internal inconsistencies in your registration statement; your proposed business and the similar to the Taylor brothers’ and Mr. Bedal’s competing business interest; that you have limited revenues and no discernable prospective future business; that in order to proceed with your business plan you will have to find additional sources of funding, such as a second public offering; and, that raising the maximum amount of capital contemplated by this offering may not be sufficient to cause you to no longer be a shell company, makes this offering commensurate in scope with the uncertainty ordinarily   associated with a blank check company.  Therefore, we believe this offering should comply with Rule 419 of Regulation C under the Securities Act.  Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal and factual analysis explaining why you believe your company is not a blank check company and prominently state on your prospectus cover page that you are not a blank check company and that you have no intention to engage in a merger or other business   combination.

We have added to our updated legal opinion that we respectfully disagree with your belief that this offering should comply with Rule 419 of the Regulation C under the Securities Act.

We restate our previous response to a previous comment by your staff.  Bare Metal Standard is not a blank check corporation.  Rule 419(a)(2) defines the term “blank check company” to mean a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, and is issuing a “penny stock”, as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  Bare Metal Standard has a specific plan and purpose.  Bare Metal Standard’s business purpose and specific plan is to engage in the business of commercial kitchen grease exhaust system cleaning, and to develop a franchise system in the service of commercial kitchen grease exhaust systems.  Further, Bare Metal Standard, as you have pointed out in your comment, has affirmatively disclosed that it has no intention of seeking out merger candidates.  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that “…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Bare Metal Standard currently has a plan of operation. It intends to develop a franchise system in the service of commercial kitchen grease exhaust system cleaning. To get to the point of operating it needs additional cash. Just because it does not have capital to initiate its operations today does not mean that it is a “blank check” company. Nowhere in the Securities Act Release No. 6932 does the SEC define a blank check company as one without adequate capital to begin operations. Again, if adequate capital was a precondition to not being a blank check company, all start-ups would be a blank check companies until they became funded requiring all start-up companies to register as blank check companies when making an initial public offering.

We acknowledge that the SEC has the power to scrutinize offerings for attempts to create the appearance that the registrant has a specific plan or purpose in an effort to avoid the application of Rule 419. Your letter seems to indicate that Bare Metal Standard has a specific plan or purpose within the meaning of Rule 419, but that implies that perhaps it is only an “appearance.” Please make a final determination regarding this matter.

Accordingly, per your request, we have prominently stated on the prospectus cover page that we are not a blank check company.

4.
We note your response to comment five of our letter dated April 18, 2016, and we reissue the comment. Your correspondence dated May 31, 2016 indicates that you have not sold securities to date and that you issued securities to your executives for expenses they have incurred to date. However, your registration statement indicates that they purchased their shares of common stock for $10,000 each. We also note the issuance of 1,000,000 shares of common stock to an outside advisor. Additionally, significant required information as identified in comment five of our letter dated April 18, 2016 remains absent from your registration statement. Please understand that you will have to provide information responsive to the disclosure requirements of Form S-1 prior to effectiveness of your registration statement.

The officers and directors  did not write checks they received stock for their services.

Accountant notes have been updated.

5.
We note your disclosure of an outside advisor who owns 1,000,000   shares of your common stock.  Please explain to us the nature of the advisory services and provide us with a legal analysis of whether that person is a control person or promoter as defined in Rule 405 of Regulation C or an expert as that term is used in Item 509 of Regulation   S-K

We have issued Alan Shinderman 1,000,000 shares for his consulting services in advising the company during its process of going public. Mr. Shinderman is currently still advising us on several issues as we grow. We do not have a time table with Mr. Shinderman as he is being paid for an ongoing relationship.

Mr. Shinderman is not a stock promoter as defined in Regulation C, rule 405 and has never been an officer or Director of Bare Metal Standard.

Mr Shinderman is not an expert under Rule S-K Rule 509.

We have added a paragraph with this information on page 19.

6.
As noted in several comments below, the business described, individuals involved, and premises are those of the private operating business Taylor Brothers yet you claim no affiliation with this entity. Please revise and explain the obvious connections between the registrant and Taylor Brothers, the conflicts of interests, and the rationale behind your purported business venture and offering.   We may have further comments upon reviewing your respond.

As we have stated we have no affiliation with Taylor Brothers. Taylor Brothers has their own management team, their own employees, their own clients and have successfully been in business for over 25 years.

Taylor Brothers and Bare Metal Standard have the same Officers and Directors. These officers and Directors are pursuing the opportunity to franchise their concept under a different company the same way their competition Service Masters a public traded company has done with the same Officers and Directors and sometime same offices. Other nonpublic companies have pursued their expertise by offering franchises under a different Corporation.

Conflict of business will be nonexistent since Bare Metal Standard clients will be Franchisees unlike Taylor Brothers who has actual clients such as the Federal Government Air Force bases and Veteran Hospitals and private sector companies.

The two companies have distinct different business plans and will generate their revenues from from different sources.

Prospectus Cover Page

7.
We note your response to comment nine of our letter dated April 18, 2016.  Please revise  the subject to completion  language  to provide  that you “may  not” sell these securities  until the registration statement filed with the Securities and Exchange Commission is effective.

We have added to the top of the inside page;

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED ______________, 2016

The Offering,  page 7

8.	Please disclose how you will cover the registration costs.

We have added to page 7 the following comment;

We do not intend to use any of the proceeds from the offering to pay for the registration of the offering. The cost of the registration shall be loaned to us from our officers and directors.

9.
We note your response to comment 15 of our letter dated April 18, 2016, and we reissue the comment. Please revise the risk factor to discuss risks attendant to the offering occurring on a best efforts basis with no minimum level of shares required to be sold in order for the offering to proceed, that you may raise only a nominal amount of proceeds that cover only offering expenses, and that investors may lose their investment.

We have added additional paragraphs to the risk factors already stated on page 3 and 7.

There is no minimum level of shares required to be sold in order for this offering to proceed. We may only raise a nominal amount of proceeds that will only cover the offering expenses. An investor may lose all of their investment.

Because our officers and directors have other outside business activities and will have limited time to spend on our business, our operations may be sporadic, which may result in periodic interruptions   or suspensions  of operations.,  page 8

10.
We note your disclosure that your officers’ and directors’ “other business interests do not currently present a conflict of interest” with Bare Metal Standards.  Please clarify how their roles for Bare Metal Standards do not present a conflict of interest with their roles as officers and owners of Taylor Brothers, Inc., a company specializing in kitchen exhaust cleaning and for which James Bedal serves as the Leader for Franchise Development.

We have added additional language to clarify.

Their other business Taylor Brothers exclusively caters to their current and prospective customers such as hospitals, restaurants, sports arenas, military instillations  to name a few. Bare Metal Standards will only deal with Franchisees. Bare Metal Standard will not pursue the same category of clients as Taylor Brothers.

Our controlling   stockholders  have significant  influence  over the Company,  page  8

11.	Please disclose the percentage of ownership your officers and directors will have after the offering assuming the maximum amount is raised.

We have added the additional information to the paragraph.

If all the units are sold our Company's officers and directors will own 81% of the outstanding stock. If all the warrants are exercised our Company's officers and directors will own 71.4% of the outstanding stock

12.	The two bolded risk factor headings on page 13 do not appear to match the texts of the risk factors. Please advise.

We have removed.

13.	Description of Securities to be Registered, page 19

We note your response to comment 21 of our letter dated April 18, 2016,  and we reissue the comment. Your registration statement will need to include a description of each security you are registering. For example, if you are registering warrants, please revise to disclose the exercise price of the warrants related to the securities offered, the redemption and adjustment terms and the expiration date.  See Item 202(c) and (d) of Regulation S- K.

We have detailed the warrants through the document.

14.	Non-cumulative Voting, page 19
We note your response to comment 22 of our letter dated April 18, 2016. While you now state that shareholders have cumulative voting rights, the description of voting rights  describes non-cumulative voting. Please revise accordingly and change the subtitle to “Cumulative Voting.”

We have corrected the inconsistency.

Dilution,   page 20

15.	Please revise your dilution disclosure to include a table to comply with Item 506 of Regulation S.
We have added a dilution table.

Description  of Business, page 20

16.
Please provide the information required by Item 101(h)(4) of Regulation S-K, such as descriptions of your principle products or services and the nature and importance of patents, trademarks, licenses, franchises or royalty agreements to your business. These are only examples.

17.
We note your identification on page six of five business units around which your business model is designed. Please provide here greater detail regarding these aspects of your business.  See Item 101(h)(4) of Regulation  S-K.

18.
Here and elsewhere throughout your registration statement you reference existing customers and discuss expanding in existing markets.  Elsewhere you discuss your intentions   once you start your operations.  For instance, on page 25 you state that, “Raising 100% of your goal would allow you to focus more resources into what you believe will be the most important factor getting started and moving forward.”  Please clarify the nature and extent of your existing   operations.

We have made several changes detailing we are discussing potential clients. Also we removed the sentence to clarify our mission.

19.	Please remove the statement that you have no affiliation with Taylor Brothers. Refer to Rule 405 of Regulation C.

We have removed the reference.

20.
We note your disclosure that you do not plan to merge with Taylor Brothers. If true, please disclose that you have no intention of carrying-on any of the operations of or acquiring substantially   all of the operations of Taylor Brothers.

We have articulated more that we are not merging with Taylor Brothers.

21.
We note that your company was founded on November 12, 2015. Please clarify the meaning behind the second sentence of the third paragraph on page 21 where you state that you have retained your management team for “51  plus   years.”

We have adjusted the sentence for more clarity.

22.	Please explain the statement “The company purchases consumables to leverage its buying power and maintain its uniformity

We have added additional information explaining uniformity.

Number of Employees,  page 26

23.
We note your response to comment 24 of our letter dated April 18, 2016, and we reissue the comment. Please disclose whether your officers and directors will be paid compensation for salaries and benefits  from the offering proceeds.

We have added a disclaimer on the bottom of page 7.

Directors, Executive  Officers, Promoter and Control Persons, page 27

24.
We note your response to comment 26 of our letter dated April 18, 2016, and we reissue our comment. Please disclose that your officers and directors are also the officers and directors of Taylor Brothers, Inc., a company in direct competition for establishing franchises in the kitchen exhaust cleaning   industry.

We have added a paragraph to the bottom of page 27 clarifying.

James Bedal – CEO, page 27

25.
We note your response to comment 27 of our letter dated April 18, 2016, and we reissue the comment. In this section, you disclose that Mr. Bedal began working in the commercial kitchen exhaust industry in 2005. That statement appears inconsistent with later disclosure that Mr. Bedal was a founding member of the International Kitchen Exhaust Cleaning Association, an organization that helps kitchen exhaust cleaning companies, in 1989.   Please reconcile or advise.

We have reconciled that statement.

Term of Office, page 28

26.
We note your response to comment 28 of our letter dated April 18, 2016, and we reissue the comment. To this end, we note that you did not file a revised and restated articles of incorporation and that your prospectus front cover page lists Idaho as your state of incorporation and that your revised legality opinion provides that you are organized under the laws of the State of Idaho.

We have attached the correct document.

Reports to Security  Holders,  page 29

27.	Please provide the disclosure required by Item 101(h)(5)(iii) of Regulation S-K.

We have added an additional paragraph.

Signatures

28.	The signature of your principal financial officer and a majority of your directors should follow the second attestation that the registration statement requires. Please revise accordingly.

We have adjusted.

Index Exhibits

29.
We note that Exhibit 4.1 is a subscription agreement covering the purchase and sale of restricted securities, not securities registered under the present registration statement. Please remove the currently attached subscription agreement and separately file as an exhibit a form of subscription agreement for securities of your company that you are registering  under the present registration  statement, or advise.   See Items 601(b)(4) and (10) of Regulation  S-K.

We do not intend to sell any shares registered in this registration until we become affective. We do not have a subscription form yet to sell the shares we are registering.

30.
Please file as exhibits any contracts reflecting your agreement with the Taylor Brothers to use two of their offices and to begin paying  remuneration  to them once you  obtain  a certain level of financing  from this  offering.  See Item 601(b)(10)  of Regulation  S-K.

There is only a verbal agreement between the parties to use the office space for free until funds are raised to be able to support an office.

Sincerely,

By:	/s/ James Bedal
James Bedal
Chief Executive Officer, Member of the Board of Directors

By:	/s/ Jeffrey Taylor
Jeffrey Taylor
Secretary, Member of the Board of Directors